UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

BIGtoken, Inc.

(Name of Issuer)

Common Stock, par value $0.00000001 per share

(Title of Class of Securities)

34520J207

(CUSIP Number)

David J. Moore

3000 N. Ocean Drive, Suite 24H

Singer Island, FL 33404

(917) 328-4737

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 30, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34520J207

1	NAME OF REPORTING PERSON

DAVID J. MOORE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		46,775,711,129*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

46,775,711,129*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,775,711,129*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2%
14	TYPE OF REPORTING PERSON

IN

* Includes options to purchase 11,658,332,275 shares.

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CUSIP No. 34520J207

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.00000001 per share (the “Shares”), of BIGtoken, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 2629 Townsgate Road #215, Westlake Village, CA 91361.

Item 2.	Identity and Background.

(a)       This statement is filed by David J. Moore with respect to the Shares directly and beneficially owned by him. Mr. Moore is also referred to herein as the “Reporting Person.”

(b)       The address of the principal office of the Reporting Person is 3000 N. Ocean Drive, Suite 24H, Singer Island, FL 33404.

(c)       Mr. Moore’s principal occupation is serving as the Chief Executive Officer and a director of the Issuer.

(d)       The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Moore is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares directly and beneficially owned by Mr. Moore were acquired pursuant to the Agreement and Plan of Merger, dated as of September 28, 2021, by and among the Issuer, FPVD Merger Sub, Inc., BritePool, Inc., the Reporting Person and SRAX, Inc. (the “Merger Agreement”).

Item 4.	Purpose of Transaction.

The Shares were acquired by the Reporting Person for investment purposes. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease his position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

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CUSIP No. 34520J207

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by the Reporting Person is based upon 410,274,148,892 Shares outstanding as of November 30, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 1, 2021 (and assuming (i) the subsequent exchange by SRAX, Inc., pursuant to the Merger Agreement, of an aggregate of 149,562,566,584 Shares for newly issued Series D preferred stock of the Issuer that contains a beneficial ownership limitation on conversion into Shares and is non-voting except as required by law, and (ii) that the Shares underlying the options held by the Reporting Person are deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

As of the close of business on December 8, 2021, the Reporting Person beneficially owned 46,775,711,129 Shares, constituting approximately 17.2% of the outstanding Shares.

(b)       The Reporting Person has the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the Shares owned by him.

(c)        The Reporting Person acquired the Shares pursuant to the closing of the transactions contemplated by the Merger Agreement on November 30, 2021.

(d)       No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

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CUSIP No. 34520J207

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2021

/s/ DAVID J. MOORE
DAVID J. MOORE

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